
UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

June 19, 2019


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In the Matter of

InCapta, Inc. **1876 Horse Creek Road** **Cheyenne, Wyoming 82009**	**ORDER DECLARING OFFERING** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-10895

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InCapta, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on June 19, 2019.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Acting Secretary